Mail Stop 6010
Via Facsimile and U.S. Mail

April 14, 2008

Ms. Jessica M. Bibliowicz
Chairman, President and Chief Executive Officer
National Financial Partners Corp.
787 Seventh Avenue, 11th Floor
New York, New York 10019

> **Re: National Financial Partners Corp.**
> **Form 10-K for fiscal year ended December 31, 2006**
> **File No. 001-31781**

Dear Ms. Bibliowicz:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

Carlton E. Tartar
Branch Chief